ARTICLES OF AMENDMENT TO THE

ARTICLES OF INCORPORATION OF

FLORIDIAN FINANCIAL GROUP, INC.

CERTIFICATE OF DESIGNATION

FOR

SERIES A NONCUMULATIVE PREFERRED STOCK

Floridian Financial Group, Inc., a Florida corporation, does hereby amend its Articles of Incorporation by filing the following amendment to its Articles of Incorporation, pursuant to Section 607.0602 of the Florida Statutes.

1. The name of the corporation is Floridian Financial Group, Inc.

2. Article IV of the Articles of Incorporation is amended by adding the following language to the end of Article IV:

“E. Series A Non-Cumulative Perpetual Preferred Stock.

The Board of Directors of the corporation authorizes and designates the relative rights and preferences of 15,000 shares (the “Shares”) of Preferred Stock as Series A Noncumulative Preferred Stock, $5.00 par value (“Series A Preferred Stock”), of the Corporation as follows:

(1)                 Dividends.

(a) Quarterly Dividends. Holders of shares of Series A Preferred Stock are entitled to receive, when, as and if declared by the Board of Directors, out of funds legally available for the payment of dividends, non-cumulative quarterly dividends at a per annum rate equal to 4%. This dividend amount is referred to as the “Coupon Rate.” Any dividends made with respect to the shares of Series A Preferred Stock may be made, in the sole discretion of the Corporation, (i) in cash or (ii) in additional fully paid, duly authorized, validly issued and nonassessable shares of Series A Preferred Stock. The issuance of additional shares of Series A Preferred Stock in lieu of cash shall constitute full payment of such dividend. If a quarterly dividend is paid in additional shares of Series A Preferred Stock, then the amount of such shares issuable for each share of Series A Preferred Stock for such quarterly dividend payment will be equal to an amount computed by dividing (i) the product of (x) $1,000, times (y) the Coupon Rate, times (z) 0.25, by (ii) $1,000 per share, rounded to the nearest thousandth of a share. Dividends are payable quarterly in arrears on January 15, April 15, July 15, and October 15 of each year and, if declared for the first such date following receipt of funds from an investor, shall be computed during the period from the date of issuance. Dividends that are payable will be computed on the basis of a 360-day year consisting of twelve 30-day months. Each declared dividend will be payable to holders of record as they appear at the close of business on the stock books of the Corporation on the 15th calendar day preceding the dividend payment date therefor.

(b) Restrictions on Dividends. So long as any Series A Preferred Stock shall remain outstanding, no dividends whatsoever shall be declared or paid upon, nor shall any distribution be made upon, any shares of any other class of stock of the Corporation, other than a dividend or distribution payable in Common Stock, unless full dividends on all outstanding shares of Series A Preferred Stock for the most recently completed calendar quarter have been or are contemporaneously declared and paid.

(2)                 Liquidation Rights. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation, the holders of shares of Series A Preferred Stock are entitled to receive out of assets of the Corporation available for distribution to shareholders, before any payment or distribution of assets is made to holders of Common Stock, or any other class of stock ranking junior to the Series A Preferred Stock and subject to any equity securities subsequently issued senior to the Series A Preferred Stock, upon liquidation, liquidating distributions in the amount of $1,000 per share plus the amount of any declared and unpaid dividends to the date fixed for such liquidation, dissolution or winding up (such sum being herein called the “Liquidation Preference”). If upon any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the amounts payable with respect to the Series A Preferred Stock and any other shares of stock of the Corporation ranking as to any such distribution on a parity with the Series A Preferred Stock are not paid in the holders of the Series A Preferred Stock and such other shares will share ratably in any such distribution of assets of the Corporation in proportion to the full respective preferential amounts to which they are entitled, the holders of shares of Series A Preferred Stock will not be entitled to any further participation in any distribution of assets by the Corporation. Neither the consolidation nor merger of the Corporation into or with any other corporation or corporations, nor the sale or transfer by the Corporation of all or any part of its assets, nor the reduction of the capital stock of the Corporation, shall be deemed to be a liquidation, dissolution or winding up of the Corporation within the meaning of any of the provisions of this paragraph.

(3)                 Voting Rights. Except as otherwise provided by law, the holders of the Series A Preferred Stock shall have no right to vote on any matter to be voted on by the shareholders of the Corporation (including any election or removal of the directors of the Corporation).

(4)                 Conversion Rights. The Series A Preferred Stock shall not be convertible into shares of Common Stock or any other stock of the Corporation.

(5)                 Redemption Rights.

(a) Optional Redemption. The Corporation may, at its option, redeem at any time (subject to the receipt of prior approval from the applicable bank regulatory agencies as and to the extent required) at a redemption price per share equal to the Liquidation Preference.

(b) Redemption Upon Sale of the Corporation. Upon the occurrence of a Sale of the Corporation, each holder of Series A Preferred Stock may elect to cause the Corporation to redeem such holder's Series A Preferred Stock, in whole or in part, at a redemption price per share in cash equal to the Liquidation Preference. A “Sale of the Corporation” means (a) any sale or issuance or series of related sales and/or issuances of shares of the Corporation’s capital stock by the Corporation’s or any of its shareholder that results in any person or group owning capital stock of the Corporation possessing the voting power to elect a majority of the Corporation’s board of directors, (b) any sale or transfer of all or substantially all of the assets of the Corporation in any transaction or series of related transactions, or (c) any merger or consolidation to which the Corporation is a party except for a merger in which the Corporation is the surviving corporation, the terms of the Series A Preferred Stock are not changed, and the Series A Preferred Stock is not exchanged for cash, securities, or other property and, after giving effect to such merger, the holders of the Corporation’s outstanding capital stock possessing a majority of the voting power to elect a majority of the Corporation’s board of directors immediately prior to the merger shall own after such merger the Corporation’s outstanding capital stock possessing the voting power to elect a majority of the Corporation’s board of directors. Any redemption of the Series A Preferred Stock by the Corporation is subject to the prior approval of the Federal Reserve.

(6)                 Preemptive Rights. Holders of the Series A Preferred Stock shall not have any preemptive or preferential right to subscribe for, purchase, receive or otherwise acquire any new or additional shares of stock of any class, or any bonds, debentures, notes or other securities of the Corporation.

(7)                 No Sinking Fund. There shall be no sinking fund with respect to the Series A Preferred Stock.”

3. The amendment to the Articles of Incorporation was adopted on January 26, 2012.

4. The amendment to the Articles of Incorporation was duly adopted by the Board of Directors. No shareholder action is required.

IN WITNESS WHEREOF, the undersigned has caused these Articles of Amendment to the Articles of Incorporation to be executed by its duly authorized officer as of this 30th day of November, 2012.

FLORIDIAN FINANCIAL GROUP, INC.

By:	/s/ Thomas H. Dargan, Jr.
Thomas H. Dargan, Jr.
Chief Executive Officer